UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 2, 2009
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Interim Consolidated Financial Statements
Notes
Supervisory Board member and remunerations changes
Managing Board changes
Review report
Quarterly summary
Siemens financial calendar

Introduction
Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding the quarterly financial report, and comprises Interim Consolidated Financial Statements and an interim group management report in accordance with § 37x (3) WpHG. The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report of fiscal 2008, which includes detailed analysis of our operations and activities.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures       3

Key figures(1)	Q1 2009(2)
(unaudited; in millions of €, except where otherwise stated)

			% Change
Growth and profit	Q1 2009	Q1 2008	Actual	Adjusted(3)

Continuing operations
New orders	22,220	24,242	(8)	(7)
Revenue	19,634	18,400	7	8

Total Sectors
Profit Total Sectors	2,005	1,673	20
in % of revenue (Total Sectors)	10.8%	9.9%

EBITDA (adjusted)	2,489	2,102	18
in % of revenue (Total Sectors)	13.4%	12.5%

Continuing operations
EBITDA (adjusted)	2,590	2,103	23
Income from continuing operations	1,260	1,078	17
Basic earnings per share (in euros)(4)	1.43	1.14	25

Continuing and discontinued operations(5)
Net income	1,230	6,475	(81)
Basic earnings per share (in euros)(4)	1.40	7.04	(80)

Return on capital employed	Q1 2009	Q1 2008

Continuing operations
Return on capital employed (ROCE)	12.9%	11.6%

Continuing and discontinued operations(5)
Return on capital employed (ROCE)	12.6%	62.8%

Free cash flow and Cash conversion	Q1 2009	Q1 2008

Total Sectors
Free cash flow	356	965
Cash conversion	0.18	0.58

Continuing operations
Free cash flow	(1,574)	(217)
Cash conversion	(1.25)	(0.20)

Continuing and discontinued operations(5)
Free cash flow	(1,651)	(801)
Cash conversion	(1.34)	(0.12)

	Dec. 31, 2008		Sept. 30, 2008
Employees (in thousands)	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	425	425	427	428
Germany	131	131	132	133
Outside Germany	294	294	295	295

(1)	EBITDA (adjusted), Return on capital employed (ROCE), Return on equity (ROE), Free cash flow, Cash conversion rate and adjusted or organic growth rates of revenue and new orders are or may be non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/investors, Financial Publications. Profit of the Sectors and Siemens IT Solutions and Services is reconciled to Income before income taxes in the table “Segment Information.” Profit of Siemens Financial Services is Income before income taxes.

(2)	October 1, 2008 — December 31, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2009 and 2008 weighted average shares outstanding (basic) (in thousands) for the first quarter amounted to 862,005 and 914,098 respectively.

(5)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(6)	Continuing and discontinued operations.

(7)	Return on equity is calculated as annualized Income before income taxes of Q1 divided by average allocated equity for the first three months of fiscal 2009 (€1.129 billion).

Interim group management report
Overview of financial results for the first quarter of fiscal 2009
(October 1, 2008 to December 31, 2008)
•	Orders of €22.220 billion came in 8% below the high level of the prior-year quarter. The order backlog included no major cancellations.

•	Revenue rose 7% to €19.634 billion, supported by strong order growth in recent years.

•	Total Sectors profit climbed 20%, to €2.005 billion, led by broad-based profit growth in Energy.

•	Income from continuing operations rose 17%, to €1.260 billion, on higher Total Sectors profit.

•	Net income was €1.230 billion in the first quarter. A year earlier, net income of €6.475 billion for the quarter included approximately €5.4 billion in income from discontinued operations related to Siemens VDO Automotive.

•	Free cash flow was a negative €1.574 billion compared to a negative €217 million in the prior-year period. The current period includes payments totalling €1.230 billion associated with legal proceedings, project charges and transformation programs initiated in fiscal 2008.
Revenue rose and book-to-bill remained well above 1. First-quarter revenue rose to €19.634 billion, a 7% increase compared to the same period a year earlier. Revenue growth was supported strongly by high order growth in the past two fiscal years. Orders exceeded revenue, at €22.220 billion, but declined 8% compared to the record high level in the first quarter a year earlier. The book-to-bill ratio for the current period was 1.13.
The net effect of currency translation for Siemens was neutral for revenues and orders. On an organic basis, i.e. excluding currency effects and portfolio transactions, revenue rose 8% and orders came in 7% lower compared to the prior-year quarter.
Revenue increased in all Sectors and regions. Revenue rose in all three Sectors, led by double-digit growth throughout the Energy Sector. The Healthcare Sector also posted double-digit growth including new volume from the acquisition of Dade Behring Holdings Inc. (Dade Behring) at the Diagnostics Division.
On a geographic basis, revenue rose in all three reporting regions of Siemens, with particular strength in the Americas and Asia/Australia. The Fossil Power Generation and Renewable Energy Divisions led to higher revenue in the Americas, while in Asia/Australia the largest revenue increases came at the Power Transmission and Industrial Solutions Divisions.
Broad-based order decline in all regions, most Divisions. In an environment of slowing global growth and a worldwide financial and economic crisis, weaker demand was noticeable throughout Siemens’ business. Orders climbed 3% in Healthcare but declined in Industry and Energy, where a majority of Divisions had lower or level orders year-over-year.
All regions posted lower orders. Within the Asia/Australia region volume declined significantly in China, where the Industry Solutions Division and Power Transmission Division had large orders in the prior-year period. Orders came in lower in the Americas due primarily to the Renewable Energy and Oil & Gas Divisions, which benefited from surging demand in the U.S. a year earlier. Orders rose 12% in Germany on the strength of a large order at the Mobility Division.
Total Sectors profit climbed, led by Energy and Healthcare. Total Sectors profit for the first quarter climbed 20% year-over-year, to €2.005 billion. Energy was the primary driver of Sectors profit growth, with a strong profit rebound in the fossil power business compared to the first quarter a year earlier and double-digit profit increases at all other Divisions. Higher revenue helped lift Sector profit at Healthcare as well. Industry made the largest contribution to Total Sectors profit in the first quarter but saw a decline compared to the prior-year period due primarily to a decline in the industrial automation business.

Income from continuing operations climbed on higher Sectors profit. Income from continuing operations grew to €1.260 billion, up 17% compared to the first quarter a year earlier. Basic EPS on a continuing basis rose to €1.43 from €1.14 in the prior-year period. The major factor in these increases was higher Total Sectors profit year-over-year. Other positive factors were lower expenses for Corporate items including legal and regulatory matters, higher income from Equity Investments and continued progress in closing out Other Operations. These positive factors more than offset lower income from Cross-Sector Businesses and Siemens Real Estate (SRE), as well as negative results of finance related hedging activities not qualifying for hedge accounting.
Year-over-year development of net income included the sale of Siemens VDO Automotive (SV) in fiscal 2008. Net income in the first quarter was €1.230 billion, with a corresponding EPS of €1.40. A year earlier, net income of €6.475 billion and EPS of €7.04 benefited substantially from €5.397 billion in income from discontinued operations, primarily related to the sale of SV. In the current period, discontinued operations posted a loss of €30 million related mainly to the fiscal 2008 sale of a 51% stake in Siemens Enterprise Communications (SEN).
ROCE rose on higher income. On a continuing basis, return on capital employed (ROCE) increased to 12.9% from 11.6% in the first quarter a year earlier on higher income from continuing operations in the current period.
Compliance expenses fell again as major legal proceedings conclude. Siemens concluded previously disclosed major legal proceedings in the U.S. and Germany during the first quarter. Expenses within continuing and discontinued operations for outside advisors in connection with these matters totaled €50 million, substantially lower than €127 million in the prior-year period and €89 million in the previous quarter. Within these totals, discontinued operations accounted for €1 million in the current quarter compared to €34 million in the prior-year period.
Pension underfunding increased on higher DBO. The estimated underfunding of Siemens’ principal pension plans as of December 31, 2008, amounted to approximately €4.3 billion, compared to an underfunding of approximately €2.5 billion at the end of fiscal 2008. The decline in funding status is due primarily to a significant decrease in the discount rate assumption at December 31, 2008, which increased Siemens’ estimated defined benefit obligation (DBO).

Results of Siemens
Results of Siemens — First quarter of fiscal 2009
The following discussion presents selected information for Siemens for the first quarter of fiscal 2009:
Revenue rose 7% year-over-year, to €19.634 billion, with revenue still robust due to a strong order backlog in many of our businesses. Orders were €22.220 billion, down 8% from the first quarter of fiscal 2008, reflecting slowing demand due to global economic conditions and the ongoing financial and economic crisis. The book-to-bill ratio was 1.13 for the current quarter, lower than 1.32 in the prior-year period, but up from the last quarter of fiscal 2008. On an organic basis, excluding the net effect of currency translation and portfolio transactions, revenue rose 8% year-over-year and orders decreased by 7%.

	New Orders (location of customer)
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	13,076	13,871	(6)%	(2)%	(2)%	(2)%
therein Germany	3,930	3,505	12%	14%	0%	(2)%
Americas	5,498	6,102	(10)%	(15)%	5%	0%
therein U.S.	4,258	4,362	(2)%	(10)%	8%	0%
Asia, Australia	3,646	4,269	(15)%	(16)%	1%	0%
therein China	1,176	1,445	(19)%	(27)%	8%	0%
therein India	585	638	(8)%	1%	(9)%	0%
Siemens	22,220	24,242	(8)%	(7)%	0%	(1)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Order growth related to external customers in the first quarter of fiscal 2009 showed a mixed picture across the three Sectors. The Industry Sector — Siemens’ largest Sector — saw orders decline by 11% compared to the strong prior-year period. All Divisions in the Sector reported lower orders except Mobility and Building Technologies, with Industry Solutions, Drive Technologies and Industry Automation experiencing the largest drops. While the Energy Sector saw orders increase compared to the last two quarters of fiscal 2008, they declined 6% compared to the first quarter a year earlier, largely due to a high volume of major orders in the prior-year period, in particular at Renewable Energy and Oil & Gas. The Energy Sector’s book-to-bill ratio remained strong at 1.37. Healthcare increased orders 3%, benefiting from new volume at Diagnostics due to the acquisition of Dade Behring, which was completed one month into the first quarter of the prior year.
In the region comprising Europe, C.I.S., Africa and the Middle East — Siemens’ largest reporting region — orders declined by 6% on decreases in Energy and Industry, while orders in Healthcare were stable compared to the prior-year period. While the decline in Industry orders was broad-based reflecting exposure to current macroeconomic conditions, orders in the Energy Sector came in lower mainly due to fewer major orders compared to the first quarter of fiscal 2008. In Germany, order growth included a major contract win at Mobility. In the Americas, reported orders of €5.498 billion were 10% lower than in the prior-year period. This was due primarily to a double-digit decline in Energy, particularly including Renewable Energy and Oil & Gas. Orders in Industry also were lower in the region, while they rose in Healthcare supported by new volume from Dade Behring. On an organic basis, excluding positive currency translation effects primarily in the U.S., orders declined by 15% in the Americas region. In the region comprising Asia and Australia, orders came in 15% lower, as growth in Energy and Healthcare was more than offset by a significant decline in the Industry Sector. Within the region, volume declined significantly in China, where the Industry Solutions Division and Power Transmission Division had large orders in the prior-year period.

	Revenue (location of customer)
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa, Middle East	11,089	10,886	2%	6%	(2)%	(2)%
therein Germany	3,165	3,155	0%	2%	0%	(2)%
Americas	5,370	4,663	15%	9%	6%	0%
therein U.S.	4,063	3,511	16%	6%	10%	0%
Asia, Australia	3,175	2,851	11%	9%	2%	0%
therein China	1,200	1,095	10%	2%	9%	(1)%
therein India	361	380	(5)%	4%	(10)%	1%
Siemens	19,634	18,400	7%	8%	0%	(1)%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue related to external customers rose 7% year-over-year in the first quarter, on double-digit increases in Energy and Healthcare. Industry delivered revenue growth of 2% on increases at Mobility, Industry Solutions, Building Technologies and Drive Technologies. OSRAM and Industry Automation were more exposed to weakening market conditions in close-to-consumer businesses, and posted lower revenue. The Energy Sector recorded a broad-based 24% growth in revenue, including double-digit increases in all five Divisions. The difference year-over-year includes revenue conversion from a more substantial order backlog. Revenue in the Healthcare Sector was up 10% compared to the prior-year quarter, with Diagnostics contributing most of the increase year-over-year.
In the Europe, C.I.S., Africa, Middle East region, revenue rose 2% year-over-year. All Sectors delivered higher revenue compared to the prior-year period, led by double-digit growth in Energy. Reported revenue for the region was held back by negative portfolio effects, particularly related to the divestment of Siemens Home and Office Communication Devices GmbH & Co. KG (SHC) between the periods under review. Revenue in Germany was level year-over-year. The Americas region posted a 15% revenue increase, benefiting from positive currency translation effects. Energy generated the highest growth and increased its revenue in the region for the fourth consecutive quarter. Revenue rose 14% in Healthcare and was stable in Industry. On an organic basis, revenue rose 9% for the Americas and 6% in the U.S. The Asia, Australia region saw 11% expansion in revenue, including double-digit growth in Energy and Healthcare and a 6% increase in Industry. While revenue in China showed a similar pattern as for the region as a whole, India reported a decline due primarily to strong negative currency translation effects.

	First three months
	of fiscal
(€ in millions)	2009	2008	% Change
Gross profit on revenue	5,640	5,305	6%
as percentage of revenue	28.7%	28.8%
Gross profit for the first quarter of fiscal 2009 increased 6% year-over-year, as Energy significantly improved its gross profit compared to the prior-year period that included substantial project charges at Fossil Power Generation. Lower gross profit in Industry was mainly driven by a decline at Industry Automation, while a decrease in Healthcare included charges in its particle therapy business in the current period. The gross profit margin for Siemens came in near the prior-year level.

	First three months
	of fiscal
(€ in millions)	2009	2008	% Change
Research and development expenses	(914)	(847)	8%
as percentage of revenue	4.7%	4.6%	—
Marketing, selling and general administrative expenses	(2,868)	(3,055)	(6)%
as percentage of revenue	14.6%	16.6%	—
Other operating income	185	190	(3)%
Other operating expense	(117)	(206)	(43)%
Income from investments accounted for using the equity method, net	117	108	8%
Financial income (expense), net	(308)	22	n.a.
Research and development (R&D) expenses increased to €914 million, or 4.7% of revenue, from €847 million or 4.6% of revenue in the first quarter of fiscal 2008, led by higher outlays in Industry and Energy. Marketing, selling and general administrative (SG&A) expenses declined to €2.868 billion, or 14.6% of revenues, from €3.055 billion or 16.6% of revenue in the prior-year period, on a broad-based improvement in SG&A expense ratio across all Sectors.
Other operating income decreased slightly to €185 million in the first quarter, compared to €190 million a year earlier. Other operating expense was €117 million, down from €206 million in the first quarter a year earlier. The prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, 50% of which was divested between the periods under review. In addition, expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities decreased from €93 million a year earlier to €49 million in the current period.
Income from investments accounted for using the equity method, net was €117 million compared to €108 million in the same period a year earlier. The increase included a lower equity investment loss related to Nokia Siemens Networks B.V. (NSN), amounting to €7 million in the current quarter, compared to €37 million a year earlier. Siemens expects substantial volatility in equity investment income in coming quarters.
Financial income (expense), net decreased to a negative €308 million, down from a positive €22 million in the first quarter of the prior fiscal year, primarily due to negative results of hedging activities not qualifying for hedge accounting. In addition, Income (expense) from pension plans and similar commitments, net, swung from a positive €35 million in the prior year period to a negative €58 million, due to higher interest cost and lower expected return on plan assets.

	First three months
	of fiscal
(€ in millions)	2009	2008	% Change
Income from continuing operations before income taxes	1,735	1,517	14%
Income taxes	(475)	(439)	8%
as percentage of income from continuing operations before income taxes	27%	29%	—
Income from continuing operations	1,260	1,078	17%
Income (loss) from discontinued operations, net of income taxes	(30)	5,397	n.a.
Net income	1,230	6,475	(81)%
Net income attributable to minority interest	27	43	—
Net income attributable to shareholders of Siemens AG	1,203	6,432	(81)%
Income from continuing operations before income taxes was €1.735 billion in the first quarter of fiscal 2009, compared to €1.517 billion a year earlier. The change year-over-year was due mainly to an increase in gross profit, accompanied by a decline in SG&A expenses and partly offset by a reduction in financial income due to the factors mentioned above. The effective tax rate on income from continuing operations was 27% in the current quarter, down from 29% in the prior-year period. The current-period rate was influenced by positive tax effects in connection with the divestment of a business. As a result, income from continuing operations after taxes was €1.260 billion, up from €1.078 billion in the first quarter of fiscal 2008.

Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include SEN, 51% of which were divested during the fourth quarter of fiscal 2008; telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation in fiscal 2005. Income from discontinued operations in the current quarter was a negative €30 million, compared to a positive €5.397 billion a year earlier. The difference is due mainly to approximately €5.4 billion in the prior-year period related to SV, including operating results along with a substantial gain on the sale of the business. For additional information regarding discontinued operations, see “Notes to Interim Consolidated Financial Statements” within this Interim Report.
Net income for Siemens in the first quarter of fiscal 2009 was €1.230 billion, compared to €6.475 billion in the same period a year earlier, primarily due to the development in discontinued operations discussed above. Net income attributable to shareholders of Siemens AG was €1.203 billion, down from €6.432 billion in the first quarter of fiscal 2008.
Portfolio activities
At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €118 million (including an impairment loss of €78 million) and additional costs of €21 million related mainly to carve-out activities. The expenses were already recognized in the fiscal year 2008.
We completed certain other portfolio transactions during the first three months of fiscal 2009 which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry

Sector	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	907	994	(9)%
Profit margin	9.7%	10.8%
New orders	9,831	11,001	(11)%	(11)%	0%	0%
Revenue	9,351	9,174	2%	1%	1%	0%

*	Excluding currency translation and portfolio effects.
     Industry led all Sectors with profit of €907 million in the first quarter. For comparison, Sector profit was €994 million in the first quarter a year earlier. The primary factor in the difference year-over-year was the Industry Automation Division, which remained the top income contributor in the Sector but saw profitability drop from a peak profit margin in the prior-year quarter due to lower volume and a less favorable product mix. OSRAM’s contribution to Sector profit fell also, as its markets became more challenging. The other four Divisions within Industry all increased their profit, including double-digit increases at Building Technologies, Industry Solutions and Mobility.
     First-quarter revenue for Industry rose 2% compared to the prior-year period, while orders came in 11% lower. On an organic basis, excluding currency translation and portfolio effects, revenue rose 1% and orders declined 11% year-over-year. All Divisions except Industry Automation and OSRAM increased their revenues compared to the prior-year period. Revenue growth was strongest in the Asia, Australia region. Orders showed exposure to global macroeconomic conditions, with declines in all regions. The Industry Sector’s book-to-bill ratio was 1.05 compared to 1.2 in the prior-year period.

Divisions	New Orders
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	1,953	2,281	(14)%	(13)%	1%	(2)%
Drive Technologies	2,141	2,505	(15)%	(16)%	1%	0%
Building Technologies	1,545	1,539	0%	(3)%	1%	2%
OSRAM	1,097	1,193	(8)%	(7)%	2%	(3)%
Industry Solutions	1,916	2,567	(25)%	(24)%	(1)%	0%
Mobility	1,924	1,775	8%	9%	(1)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Industry Automation	1,977	2,089	(5)%	(4)%	1%	(2)%
Drive Technologies	2,123	1,974	8%	6%	1%	1%
Building Technologies	1,531	1,434	7%	3%	1%	3%
OSRAM	1,097	1,193	(8)%	(7)%	2%	(3)%
Industry Solutions	1,796	1,708	5%	3%	0%	2%
Mobility	1,564	1,440	9%	11%	(2)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	First three months			First three months
	of fiscal			of fiscal
(€ in millions)	2009	2008	% Change	2009	2008
Industry Automation	255	415	(39)%	12.9%	19.9%
Drive Technologies	233	225	4%	11.0%	11.4%
Building Technologies	124	93	33%	8.1%	6.5%
OSRAM	92	126	(27)%	8.4%	10.6%
Industry Solutions	119	91	31%	6.6%	5.3%
Mobility	85	44	93%	5.4%	3.1%
     Industry Automation produced €255 million in profit in the first quarter, and its profit margin remained in its target range. Nevertheless income declined year-over-year, with lower profits and margins in nearly all business units. For comparison, income in the prior-year period benefited from a €36 million gain on the sale of a business. Purchase price accounting (PPA) effects in the current quarter, associated with the acquisition of UGS Corp., were €35 million, equivalent to approximately 180 basis points of profit margin. In the same quarter a year earlier, PPA effects of €48 million and integration costs of €5 million related to UGS were equivalent to approximately 250 basis points of profit margin. Revenue of €1.977 billion was 5% lower than in the prior-year quarter and orders came in 14% lower year-over-year, as customers delayed restocking in the face of uncertain down-stream demand.
     Drive Technologies produced profit of €233 million and 8% revenue growth from a large order backlog benefiting in part from the high-growth wind power business. The Division recorded PPA effects of €9 million in the current quarter and €10 million in the prior-year period. Orders declined mainly on slowing demand in short-cycle businesses, most notably the electronics assembly unit, which posted a loss of €27 million on lower business volume.
     Building Technologies raised its first-quarter profit to €124 million benefiting from a significant improvement in its business mix between the periods under review. Orders were level year-over-year despite a general slowdown in commercial construction, particularly in the U.S.
     Profit at OSRAM decreased to €92 million despite positive effects from currency hedging activities not qualifying for hedge accounting. Profitability was influenced by lower capacity utilization, as revenue fell 8% in part due to continued weak conditions in the automotive market. OSRAM expects charges in coming quarters related to improving its cost structure and product mix.
     All business units in Industry Solutions contributed to the increase in first-quarter profit. The Division’s large metals technologies unit led first-quarter revenue and profit-growth, continuing to convert its substantial backlog into current business. Orders came in lower compared to the record level of the prior-year quarter.
     Mobility delivered profit of €85 million in the first quarter, benefiting from a €10 million positive effect related to settlement of a claim in the rolling stock business. For comparison, profit of €44 million in the prior-year period was burdened by €32 million in charges related to Combino. Orders rose 8% in the quarter, including a major contract win in Germany.

Energy

Sector	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	756	347	118%
Profit margin	12.1%	6.9%
New orders	8,534	9,079	(6)%	(6)%	0%	0%
Revenue	6,232	5,035	24%	25%	(1)%	0%

*	Excluding currency translation and portfolio effects.
     The Energy Sector turned in a strong first quarter, with all Divisions delivering higher profits compared to the prior-year period as well as profit margins within their target ranges. This sent Sector profit up to €756 million for the quarter, well above the prior-year period. Fossil Power Generation drove Sector profit growth year-over-year, as its prior-year results were burdened by more than €200 million in charges. Strong order backlogs at Renewable Energy and Oil & Gas enabled both Divisions to raise revenue, increase capacity utilization and significantly improve their profit margins. Power Transmission and Power Distribution continued to compete successfully in increasingly challenging markets for power infrastructure.
     First-quarter revenue for Energy rose 24% year-over-year, to €6.232 billion, as all Divisions converted a high level of prior orders into current business. The Sector saw no material order cancellations in its backlog during the quarter. Orders declined 6% due primarily to the Renewable Energy and Oil & Gas Divisions. While Renewable Energy took in a lower level of large orders compared to the prior-year quarter, market conditions for Oil & Gas cooled, compared to surging demand in the prior-year period. On a geographic basis, revenue rose in all regions, led by the Americas, while orders grew in the Asia, Australia region on particular strength at Fossil Power Generation. The Sector’s book-to-bill ratio was strong at 1.37, though down significantly from 1.8 in the prior-year quarter.

Divisions	New Orders
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	3,997	3,431	16%	14%	2%	0%
Renewable Energy	648	1,032	(37)%	(38)%	1%	0%
Oil & Gas	1,360	1,847	(26)%	(24)%	(2)%	0%
Power Transmission	1,915	1,924	0%	1%	(1)%	0%
Power Distribution	857	920	(7)%	(6)%	(1)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Fossil Power Generation	2,373	1,901	25%	23%	2%	0%
Renewable Energy	713	417	71%	71%	0%	0%
Oil & Gas	1,048	827	27%	32%	(4)%	(1)%
Power Transmission	1,500	1,244	21%	21%	(1)%	1%
Power Distribution	805	732	10%	12%	(2)%	0%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	First three months			First three months
	of fiscal			of fiscal
(€ in millions)	2009	2008	% Change	2009	2008
Fossil Power Generation	289	25	>200%	12.2%	1.3%
Renewable Energy	101	52	94%	14.2%	12.5%
Oil & Gas	106	66	61%	10.1%	8.0%
Power Transmission	152	125	22%	10.1%	10.0%
Power Distribution	107	78	37%	13.3%	10.7%
     Fossil Power Generation led all Siemens’ Divisions with €289 million in profit and brought its profit margin into its target range. A year earlier, first-quarter profit was burdened by the substantial charges mentioned above. Equity investment income in the current period was €6 million, compared to €14 million in the prior-year period. Revenue climbed 25%, reflecting strong order growth in recent years. Orders continued to grow at a robust rate, rising 16% to €3.997 billion, including the growth in Asia, Australia mentioned above. The Division expects substantial volatility in equity investment income in coming quarters.
     Renewable Energy generated €101 million in profit on revenue of €713 million in the first quarter. Both figures represent high double-digit increases compared to the first quarter a year ago, as the Division matched new production capacity to a robust order backlog. Orders in the quarter came in lower compared to the prior-year period, which included a higher level of large orders.
     The Oil & Gas Division contributed €106 million to first-quarter Sector profit and brought its profit margin into the target range. Revenue rose 27% year-over-year on conversion of the Division’s strong order backlog. Orders in the current period came in lower than in the prior-year period, but the Division’s book-to-bill ratio for the quarter was well above 1 and its order backlog remained robust.
     The Energy Sector’s two power grid infrastructure businesses continued to deliver steady profit growth in their profit margin ranges. Power Transmission posted profit of €152 million in the first quarter, up 22% compared to the prior-year period, on a 21% increase in revenue. First-quarter orders for the Division were nearly unchanged year-over-year. Power Distribution increased first-quarter profit even more sharply, to €107 million, as all business units improved profitability compared to the same period a year earlier. Revenue rose 10% year-over-year, while orders came in 7% lower.

Healthcare

Sector	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	342	332	3%
Profit margin	11.6%	12.5%
New orders	2,896	2,806	3%	(4)%	3%	4%
Revenue	2,936	2,653	11%	3%	3%	5%

*	Excluding currency translation and portfolio effects.
     The Healthcare Sector continued to compete successfully in a challenging environment, as slower growth and tighter credit conditions spread beyond the U.S. to other regions. First-quarter Sector profit increased to €342 million, and the Imaging & IT Division was one of Siemens’ top profit contributors in the quarter. Charges related to a major project at Workflow & Solutions held back profit growth year-over-year. The Diagnostics Division recorded a total of €66 million in PPA effects and integration costs associated with acquisitions, including Dade Behring. PPA effects and integration costs were equivalent to 220 basis points of Sector profit margin in the first quarter, compared to 320 basis points in the prior-year period.
     Healthcare’s first-quarter revenue and orders rose 11% and 3%, respectively, including new volume from the acquisition of Dade Behring. The book-to-bill ratio for the Sector was 0.99, compared to 1.06 in the same quarter a year ago.

Divisions	New Orders
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	1,769	1,755	1%	(2)%	3%	0%
Workflow & Solutions	335	396	(15)%	(17)%	2%	0%
Diagnostics	864	713	21%	1%	4%	16%

*	Excluding currency translation and portfolio effects.

Divisions	Revenue
	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Imaging & IT	1,769	1,650	7%	4%	3%	0%
Workflow & Solutions	373	348	7%	6%	1%	0%
Diagnostics	872	712	22%	2%	4%	16%

*	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit Margin
	First three months			First three months
	of fiscal			of fiscal
(€ in millions)	2009	2008	% Change	2009	2008
Imaging & IT	262	232	13%	14.8%	14.1%
Workflow & Solutions	(6)	35	—	(1.6)%	10.1%
Diagnostics	83	67	24%	9.5%	9.4%
     Imaging & IT increased first-quarter profit 13% year-over-year, to €262 million. The overall medical imaging market in the U.S. remains challenging, with demand limited by tight credit and the Deficit Reduction Act (DRA). Nevertheless, Imaging & IT achieved a 7% rise in revenue and a 1% increase in orders. On an organic basis, revenue was up 4% and orders were 2% below the level of the prior-year period.

     Diagnostics contributed €83 million to Sector profit in the first quarter, up from €67 million in the same quarter a year earlier. For comparison, that prior-year period included only two months of income from Dade Behring. PPA effects and integration costs related to acquisitions were equivalent to approximately 760 basis points of profit margin in the current quarter, including PPA effects of €46 million and integration costs of €20 million. A year earlier, first-quarter PPA and integration costs at Diagnostics were €51 million and €35 million, respectively, equivalent to more than 1200 basis points of profit margin. Revenue and orders for the Division both rose more than 20% in the current period, benefiting from an additional month of volume from Dade Behring compared to the prior-year period. On an organic basis, revenue rose 2% and orders were up 1%.
     Workflow & Solutions posted a loss of €6 million in the first quarter. This result included €41 million in further charges related to project delays in the particle therapy business, partly offset by €11 million in divestment gains.
Equity Investments
     Equity Investments includes equity stakes not allocated to a Sector or Cross-Sector Business by reason of strategic fit or held for sale and available-for-sale securities. Prior-period results for Equity Investments are reclassified to provide a consistent comparison. Major components of Equity Investments include NSN and BSH Bosch und Siemens Hausgeräte GmbH. Equity Investments in the first quarter recorded a profit of €85 million, compared to €36 million in the first quarter a year earlier. The equity investment loss related to NSN fell to €7 million from €37 million in the prior-year period. First-quarter restructuring and integration costs for NSN were higher year-over-year, at €286 million compared to €120 million in the prior-year quarter. In addition, the increase benefited from sales of equity investments. Income from Equity Investments is expected to be volatile in coming quarters.
Cross-Sector Businesses
Siemens IT Solutions and Services

	First three months
	of fiscal		% Change		therein
(€ in millions)	2009	2008	Actual	Adjusted*	Currency	Portfolio
Profit	46	70	(34)%
Profit margin	3.6%	5.2%
New orders	1,231	1,225	0%	6%	(2)%	(4)%
Revenue	1,289	1,340	(4)%	1%	(2)%	(3)%

*	Excluding currency translation and portfolio effects.
     Siemens IT Solutions and Services posted a profit of €46 million compared to €70 million in the first quarter a year earlier. Revenue declined 4% year-over-year, to €1.289 billion. Orders came in slightly above the prior-year level at €1.231 billion. On an organic basis, revenue was up 1% and orders rose 6%.
Siemens Financial Services (SFS)

	First three months
	of fiscal
(€ in millions)	2009	2008	% Change
Profit	66	77	(14)%

	Dec. 31,	Sept. 30,
	2008	2008
Total assets	12,042	11,328	6%
     Profit (defined as income before income taxes) at Siemens Financial Services (SFS) declined, due primarily to a significant increase in reserves for the commercial finance business. This was partly offset by a higher profit in the equity business. Total assets rose to €12.042 billion, driven in part by growth in customer financing activity.

Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Other Operations, SRE and various categories of items which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ respective performance.
Other Operations
     Other Operations consists primarily of operating business activities not allocated to a Sector or Cross-Sector Businesses. By the end of fiscal 2009, these activities are intended to be integrated into a Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. During the first quarter, Siemens again made good progress in the implementation of this program. Accordingly, first-quarter revenue fell to €264 million from €708 million in the prior-year period, and the loss from Other Operations dropped to €13 million from €64 million in the first quarter a year earlier. The prior-year period included a goodwill impairment of €70 million related to a building and infrastructure business, and a profit of €14 million at Siemens Home and Office Communication Devices. As previously reported in the Annual Report for fiscal 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communications Devices GmbH & Co. KG to ARQUES Industries AG at the beginning of the current quarter.
Siemens Real Estate (SRE)
     Income before income taxes at SRE was €45 million in the first quarter, down from €139 million in the same period a year earlier, primarily due to lower gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €236 million in the first quarter compared to a negative €315 million in the same period a year earlier. The improvement was due to Corporate items, which were a negative €166 million, compared to a negative €338 million in the prior-year period. Within this change, expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities fell to €49 million from €93 million in the first quarter a year earlier. In addition, the current period benefited from a gain relating to a major asset retirement obligation and a positive effect related to shifting an employment bonus program from cash-based to share-based payment. Centrally carried pension expense swung to a negative €70 million from a positive €23 million in the first quarter a year earlier, due primarily to higher interest cost and lower expected return on plan assets.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the first quarter was a negative €263 million, compared to a negative €99 million in the prior-year period. The decline was due mainly to negative results of hedging activities not qualifying for hedge accounting related in particular to a decline in U.S. dollar interest rates.

Reconciliation to EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sectors and Divisions
Industry Sector	907	994	—	6	(10)	(6)	917	994	90	81	163	154	1,170	1,229
Industry Automation	255	415	—	(1)	—	—	255	416	47	40	26	23	328	479
Drive Technologies	233	225	1	—	(1)	—	233	225	11	12	37	32	281	269
Building Technologies	124	93	—	1	(3)	—	127	92	16	16	17	20	160	128
OSRAM	92	126	1	1	(1)	—	92	125	6	6	54	51	152	182
Industry Solutions	119	91	—	3	—	(3)	119	91	8	6	16	13	143	110
Mobility	85	44	(1)	1	(5)	(3)	91	46	1	1	13	15	105	62
Energy Sector	756	347	16	22	(9)	(1)	749	326	17	20	68	58	834	404
Fossil Power Generation	289	25	6	14	(8)	(1)	291	12	4	4	22	20	317	36
Renewable Energy	101	52	1	1	1	—	99	51	2	2	8	5	109	58
Oil & Gas	106	66	—	—	—	1	106	65	7	7	14	14	127	86
Power Transmission	152	125	8	6	—	1	144	118	2	3	16	12	162	133
Power Distribution	107	78	—	1	—	(1)	107	78	2	3	7	7	116	88
Healthcare Sector	342	332	15	6	—	7	327	319	72	71	86	79	485	469
Imaging & IT	262	232	2	1	1	1	259	230	26	28	20	20	305	278
Workflow & Solutions	(6)	35	11	1	(2)	1	(15)	33	1	1	6	5	(8)	39
Diagnostics	83	67	—	1	1	4	82	62	45	42	59	52	186	156

Total Sectors	2,005	1,673	31	34	(19)	—	1,993	1,639	179	172	317	291	2,489	2,102

Equity Investments	85	36	53	36	19	—	13	—	—	—	—	—	13	—
Cross-Sector Businesses
Siemens IT Solutions and Services	46	70	7	11	—	6	39	53	10	13	33	44	82	110
Siemens Financial Services (SFS)	66	77	53	18	(4)	46	17	13	1	1	78	70	96	84
Reconciliation to Consolidated Financial Statements
Other Operations	(13)	(64)	—	(1)	(1)	3	(12)	(66)	6	9	7	85	1	28
Siemens Real Estate (SRE)	45	139	—	—	(12)	(14)	57	153	—	—	37	39	94	192
Corporate items and pensions	(236)	(315)	—	—	(85)	71	(151)	(386)	1	2	10	7	(140)	(377)
Eliminations, Corporate Treasury and other reconciling items	(263)	(99)	(27)	10	(206)	(90)	(30)	(19)	2	—	(17)	(17)	(45)	(36)

Siemens	1,735	1,517	117	108	(308)	22	1,926	1,387	199	197	465	519	2,590	2,103

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairment and reversals of impairments of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €— and €73 for the three months ended December 31, 2008 and 2007, respectively.

Liquidity, capital resources and capital requirements
Cash flow — First quarter of fiscal 2009 compared to first quarter of fiscal 2008
The following discussion presents an analysis of Siemens’ cash flows for the first three months of fiscal 2009 and 2008. The table below presents cash flows for both continuing and discontinued operations. In the periods under review discontinued operations include SV, which was sold to Continental AG in fiscal 2008, as well as the former Com activities. For information on the disposal of the former operating segment Com see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2008. For further information on discontinued operations, see “Notes to Interim Consolidated Financial Statements.”
Siemens reports Free cash flow as a performance measure, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about this measure, refer to “Notes to Interim Consolidated Financial Statements — Segment information.”

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		First three months of fiscal
(€ in millions)		2009	2008	2009	2008	2009	2008
Net cash provided by (used in):
Operating activities	A	(942)	487	(77)	(480)	(1,019)	7
Investing activities		(1,747)	(5,267)	(196)	10,896	(1,943)	5,629
Herein: Additions to intangible assets and property, plant and equipment	B	(632)	(704)	—	(104)	(632)	(808)
Free cash flow*	A+B	(1,574)	(217)	(77)	(584)	(1,651)	(801)

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens. “Additions to intangible assets and property, plant and equipment” from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate it differently.
Operating activities used net cash of €1.019 billion in the first three months of fiscal 2009, compared to net cash provided of €7 million in the prior-year period. These results include both continuing and discontinued operations. Within the total, continuing operations used net cash of €942 million, compared to net cash provided of €487 million in the same period a year earlier. The current period included substantial cash outflows in connection with previously disclosed charges to income in the previous fiscal year. The outflows primarily include €1.008 billion paid to authorities in Germany and in the U.S. related to the resolution of legal proceedings and €222 million related to global SG&A reduction, project charges in Fossil Power Generation and Mobility, and structural initiatives in Healthcare, at OSRAM and at Mobility. In addition, the current period includes a higher build-up in inventories, especially in Energy, as well as substantially reduced liabilities. Discontinued operations improved to net cash used of €77 million in the first three months of fiscal 2009. For comparison, net cash used of €480 million in the prior-year period included a payment of a €201 million fine related to former Com activities.
Investing activities in continuing and discontinued operations used net cash of €1.943 billion in the first quarter, compared to net cash provided of €5.629 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €1.747 billion in the current quarter and €5.267 billion in the prior-year quarter. The current quarter included cash outflows of approximately €0.5 billion related to a drawdown request by NSN in relation to a Shareholder Loan Agreement between Siemens and NSN. In the prior-year quarter, cash outflows primarily related to the acquisition of Dade Behring at Healthcare for €4.4 billion (net of €69 million cash acquired). Discontinued operations in the first quarter used net cash of €196 million, including €300 million related to a settlement with the insolvency administrator of BenQ Mobile GmbH & Co. OHG. In the same period a year earlier, discontinued operations provided €10.896 billion in net cash due primarily to proceeds of approximately €11.4 billion from the sale of SV.

Free cash flow from continuing and discontinued operations for Siemens amounted to a negative €1.651 billion in the first quarter, compared to a negative €801 million in the prior-year period. Within the total, Free cash flow for continuing operations in the current quarter amounted to a negative €1.574 billion, compared to a negative €217 million in the first quarter a year earlier. The change year-over-year was due primarily to the decrease in Net cash provided by operating activities as discussed above. Cash used for capital expenditure within continuing operations was €632 million in the first quarter of fiscal 2009, down from cash used of €704 million in the prior-year period. The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was a negative 1.25 for the first quarter.
Financing activities from continuing and discontinued operations provided net cash of €2.110 billion in the first quarter, compared to net cash used of €4.027 billion in the prior-year quarter. In the current period, changes in short-term debt provided net cash of approximately €2.5 billion, mainly due to the issuance of commercial paper. In the prior-year quarter, short-term debt was reduced by €3.573 billion, due mainly to the repayment of commercial paper and medium term notes and the repayment of debt originally raised by Dade Behring in the amount of €0.4 billion.
Capital resources and requirements
Our capital resources consist of a variety of short- and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets. Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating activities, dividend payments and capital requirements for our share buyback plan. In the first quarter of fiscal 2009, cash outflows totaled €1.230 billion in connection with the fiscal 2008 charges mentioned above for the resolution of legal proceedings in Germany and the U.S., as well as charges related to project reviews, structural initiatives at Healthcare and Industry and the global SG&A reduction program. These outflows represent approximately half of the total expected cash outflows in the current fiscal year related to these charges.
Total debt relates to our commercial paper, medium-term notes, bonds, loans from banks and other financial indebtedness such as obligations under finance leases. Total debt comprises Short-term debt and current maturities of long-term debt and Long-term debt, as stated on the Consolidated Balance Sheets. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near term obligations. Total liquidity comprises Cash and cash equivalents and current Available-for-sale financial assets, as stated on the Consolidated Balance Sheets. Net debt results from total debt less total liquidity. Management uses the net debt measure for internal corporate finance management, as well as for external communication with rating agencies, and accordingly we believe that presentation of net debt may be useful for investors. Net debt should not be considered in isolation as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.

	December 31,	September 30,
(€ in millions)	2008	2008
Short-term debt and current maturities of long-term debt	4,914	1,819
Long-term debt	15,511	14,260
Total debt	20,425	16,079
Cash and cash equivalents	6,071	6,893
Available-for-sale financial assets (current)	144	152
Total liquidity	6,215	7,045

Net debt	14,210	9,034

Net debt was €14.210 billion as of December 31, 2008, compared to €9.034 billion as of September 30, 2008. Within net debt Short-term debt and current maturities of long-term debt increased by €3.095 billion compared to the end of the prior fiscal year, mainly on an higher amount of outstanding commercial paper. For further information please refer to “Cash flow — First quarter of fiscal 2009 compared to first quarter of fiscal 2008 — Financing activities” above.
The Company has an EMTN program under which it may issue medium-term notes. Siemens increased the maximum issuable amount under this program from €5.0 billion to €10.0 billion in December 2008. The nominal amount outstanding under the medium term note program was approximately €4.9 billion as of December 31, 2008.

For further information regarding recent capital market transactions and our capital resources and capital requirements, please refer to “Liquidity and capital resources” and Note 23 of the “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2008.
Pension plan funding
At the end of the first quarter of fiscal 2009, the combined funding status of Siemens’ principal pension plans showed an underfunding of €4.3 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The decline in funding status is due primarily to a significant decrease in the discount rate assumption as of December 31, 2008, which increased Siemens’ estimated defined benefit obligation (DBO), and furthermore due to negative effects of service and interest cost on the defined benefit obligation and a negative actual return on plan assets. While fixed-income investments yielded positive results in the first quarter, a negative performance in equity investments resulted in an actual return on plan assets of a negative €181 million. This represents a return of a negative 3.1% on an annualized basis, compared to the expected annual return of 6.5%.
The fair value of plan assets of Siemens’ principal funded pension plans as of December 31, 2008, was €19.4 billion, compared to €20.2 billion as of September 30, 2008. In the first quarter of fiscal 2009, employer contributions amounted to €28 million compared to €393 million in the prior-year period. Besides the negative actual return on plan assets, the decrease in plan assets was due to benefits paid during the three months period and currency translation effects.
The estimated DBO for Siemens’ principal pension plans amounted to €23.7 billion as of December 31, 2008, approximately €1.0 billion higher than the DBO of €22.7 billion as of September 30, 2008. The difference is due to a significant decrease in the discount rate assumption as of December 31, 2008 and to a minor extent to the net of service and interest cost less benefits paid during the three months period, partly compensated by currency translation effects.
For more information on Siemens’ pension plans, see “Notes to Interim Consolidated Financial Statements.”
Risk management
Within the scope of its entrepreneurial activities and the variety of its operations, Siemens is exposed to numerous risks which could negatively affect business development. For the early recognition and successful management of relevant risks we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success as an integral part of all decisions and business processes of the Company.
In Siemens’ Annual Report for fiscal 2008 we described certain risks which could have a material adverse effect on our financial condition or results of operations and the design of our risk management system.
For significant developments regarding the impact of slowing global economic growth and tight credit markets on Siemens’ revenue, income and cash flows, as well as risks related to legal, compliance and regulatory developments, please refer to the sections entitled “Overview of financial results for the first quarter of fiscal 2009,” “Segment information analysis,” “Legal proceedings” and “Outlook” within this Interim Report.
During the first three months of fiscal 2009 we identified no further significant risks besides those presented in the Annual Report for fiscal 2008 and in the sections of this Interim Report entitled “Overview of financial results for the first quarter of fiscal 2009,” “Segment information analysis,” “Legal proceedings” and “Outlook.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of the Company’s business.
For information concerning forward-looking statements and additional information, please also refer to “Outlook” and the “Disclaimer” at the end of the “Interim group management report.”

Legal proceedings
For information on legal proceedings, see “Notes to Interim Consolidated Financial Statements.”
Subsequent events
In January 2009, Siemens announced that it will terminate the Shareholders Agreement for the joint venture Areva NP S.A.S. as contractually specified effective latest January 30, 2012, and sell its 34% minority interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The transaction is subject to the approval of antitrust authorities.
Outlook
Achieving previously announced income targets for fiscal 2009 has become even more ambitious due to market conditions. Total Sectors profit is targeted to reach €8.0 to €8.5 billion in fiscal 2009, provided that customers do not materially slow conversion of booked orders to revenue and pricing does not further diminish due to continued adverse market development. This outlook excludes impacts from legal and regulatory matters. As in the past, Siemens continues to closely monitor global financial and macroeconomic developments and their potential impact on Siemens.

Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; Cash conversion rate; and adjusted or organic growth rates of revenue and new orders are or may be non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/investors -> Financial Publications. “Profit Total Sectors” is reconciled to “Income from continuing operations before income taxes” in the table “Segment Information.”
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas and recessionary trends); the possibility that customers will delay conversion of booked orders into revenue or that our pricing power will be diminished by continued adverse market developments, to a greater extent than we currently expect; the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, including corruption investigations to which we are currently subject and actions resulting from the findings of these investigations; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €, per share amounts in €)

	2009	2008
Revenue	19,634	18,400
Cost of goods sold and services rendered	(13,994)	(13,095)

Gross profit	5,640	5,305
Research and development expenses	(914)	(847)
Marketing, selling and general administrative expenses	(2,868)	(3,055)
Other operating income	185	190
Other operating expense	(117)	(206)
Income from investments accounted for using the equity method, net	117	108
Financial income (expense), net	(308)	22

Income from continuing operations before income taxes	1,735	1,517
Income taxes	(475)	(439)

Income from continuing operations	1,260	1,078
Income (loss) from discontinued operations, net of income taxes	(30)	5,397

Net income	1,230	6,475

Attributable to:
Minority interest	27	43
Shareholders of Siemens AG	1,203	6,432
Basic earnings per share
Income from continuing operations	1.43	1.14
Income (loss) from discontinued operations	(0.03)	5.90

Net income	1.40	7.04

Diluted earnings per share
Income from continuing operations	1.42	1.13
Income (loss) from discontinued operations	(0.03)	5.87

Net income	1.39	7.00

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €)

	2009	2008
Net income	1,230	6,475
Currency translation differences	(456)	(267)
Available-for-sale financial assets	7	10
Derivative financial instruments	94	44
Actuarial gains and losses on pension plans and similar commitments	(1,551)	19

Total income and (expense) recognized directly in equity, net of tax (1) (2)	(1,906)	(194)

Total income and (expense) recognized in equity	(676)	6,281

Attributable to:
Minority interest	43	40
Shareholders of Siemens AG	(719)	6,241

(1)	Includes income and (expense) resulting from investments accounted for using the equity method of €37 and €25 for the three months ended December 31, 2008 and 2007, respectively.

(2)	Includes minority interest relating to currency translation differences of €16 and €(3) for the three months ended December 31, 2008 and 2007, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2008 and September 30, 2008
(in millions of €)

	12/31/08	9/30/08
ASSETS
Current assets
Cash and cash equivalents	6,071	6,893
Available-for-sale financial assets	144	152
Trade and other receivables	16,145	15,785
Other current financial assets	4,720	3,116
Inventories	15,146	14,509
Income tax receivables	608	610
Other current assets	1,319	1,368
Assets classified as held for disposal	449	809

Total current assets	44,602	43,242

Goodwill	16,095	16,004
Other intangible assets	5,361	5,413
Property, plant and equipment	11,196	11,258
Investments accounted for using the equity method	7,121	7,017
Other financial assets	9,260	7,785
Deferred tax assets	3,123	3,009
Other assets	664	735

Total assets	97,422	94,463

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,914	1,819
Trade payables	7,878	8,860
Other current financial liabilities	2,973	2,427
Current provisions	3,921	5,165
Income tax payables	1,835	1,970
Other current liabilities	21,384	21,644
Liabilities associated with assets classified as held for disposal	101	566

Total current liabilities	43,006	42,451

Long-term debt	15,511	14,260
Pension plans and similar commitments	6,296	4,361
Deferred tax liabilities	841	726
Provisions	2,536	2,533
Other financial liabilities	334	376
Other liabilities	2,137	2,376

Total liabilities	70,661	67,083

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,021	5,997
Retained earnings	22,641	22,989
Other components of equity	(1,324)	(953)
Treasury shares, at cost (2)	(3,934)	(4,002)

Total equity attributable to shareholders of Siemens AG	26,147	26,774

Minority interest	614	606

Total equity	26,761	27,380

Total liabilities and equity	97,422	94,463

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	51,751,449 and 52,645,665 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the first three months of fiscal 2009 and 2008 ended December 31, 2008 and 2007
(in millions of €)

	2009	2008
Cash flows from operating activities
Net income	1,230	6,475
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	620	754
Income taxes	469	390
Interest (income) expense, net	(11)	34
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(4)	(5,683)
(Gains) on sales of investments, net (1)	(21)	(6)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	6	(1)
(Income) from investments (1)	(66)	(117)
Other non-cash (income) expenses	318	(26)
Change in current assets and liabilities
(Increase) decrease in inventories	(922)	(614)
(Increase) decrease in trade and other receivables	(556)	(751)
(Increase) decrease in other current assets	(4)	(123)
Increase (decrease) in trade payables	(839)	(523)
Increase (decrease) in current provisions	(955)	231
Increase (decrease) in other current liabilities	(1)	591
Change in other assets and liabilities	(244)	(425)
Income taxes paid	(375)	(416)
Dividends received	113	11
Interest received	223	206

Net cash provided by (used in) operating activities — continuing and discontinued operations	(1,019)	7
Net cash provided by (used in) operating activities — continuing operations	(942)	487
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(632)	(808)
Acquisitions, net of cash acquired	(121)	(4,463)
Purchases of investments (1)	(562)	(94)
Purchases of current available-for-sale financial assets	(1)	(5)
(Increase) decrease in receivables from financing activities	(545)	(413)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	165	341
Proceeds and Payments from disposals of businesses	(252)	11,062
Proceeds from sales of current available-for-sale financial assets	5	9

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,943)	5,629
Net cash provided by (used in) investing activities — continuing operations	(1,747)	(5,267)
Cash flows from financing activities
Purchase of common stock	—	(340)
Proceeds from re-issuance of treasury stock	—	189
Change in short-term debt	2,457	(3,573)
Interest paid	(298)	(268)
Dividends paid to minority shareholders	(49)	(35)

Net cash provided by (used in) financing activities — continuing and discontinued operations	2,110	(4,027)
Net cash provided by (used in) financing activities — continuing operations	1,837	6,992
Effect of exchange rates on cash and cash equivalents	(6)	(47)
Net increase (decrease) in cash and cash equivalents	(858)	1,562
Cash and cash equivalents at beginning of period	6,929	4,940

Cash and cash equivalents at end of period	6,071	6,502
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	—	344

Cash and cash equivalents at end of period (Consolidated Balance Sheets)	6,071	6,158

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the three months ended December 31, 2008 and 2007
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2007	2,743	6,080	20,453	(475)	126	69	(280)	—	28,996	631	29,627

Income and expense recognized in equity	—	—	6,451	(264)	10	44	(210)	—	6,241	40	6,281
Dividends	—	—	—	—	—	—	—	—	—	(32)	(32)
Issuance of common stock and share-based payment	—	18	—	—	—	—	—	—	18	—	18
Purchase of common stock	—	—	—	—	—	—	—	(340)	(340)	—	(340)
Re-issuance of treasury stock	—	(79)	—	—	—	—	—	274	195	—	195
Other changes in equity	—	—	—	—	—	—	—	—	—	(44)	(44)

Balance at December 31, 2007	2,743	6,019	26,904	(739)	136	113	(490)	(66)	35,110	595	35,705

Balance at October 1, 2008	2,743	5,997	22,989	(789)	4	(168)	(953)	(4,002)	26,774	606	27,380

Income and expense recognized in equity	—	—	(348)	(472)	7	94	(371)	—	(719)	43	(676)
Dividends	—	—	—	—	—	—	—	—	—	(28)	(28)
Issuance of common stock and share-based payment	—	24	—	—	—	—	—	—	24	—	24
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	—	—	—	—	—	—	68	68	—	68
Other changes in equity	—	—	—	—	—	—	—	—	—	(7)	(7)

Balance at December 31, 2008	2,743	6,021	22,641	(1,261)	11	(74)	(1,324)	(3,934)	26,147	614	26,761

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2008 and 2007 (first quarter of fiscal 2009 and 2008) and as of September 30, 2008
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	12/31/08	9/30/08	2009	2008	2009	2008	2009	2008
Sectors
Industry	9,831	11,001	9,071	8,906	280	268	9,351	9,174	907	994	12,843	12,000	133	563	212	228	253	232
Energy	8,534	9,079	6,134	4,951	98	84	6,232	5,035	756	347	1,517	913	66	333	116	88	85	78
Healthcare	2,896	2,806	2,918	2,641	18	12	2,936	2,653	342	332	13,557	13,257	157	69	124	140	158	150

Total Sectors	21,261	22,886	18,123	16,498	396	364	18,519	16,862	2,005	1,673	27,917	26,170	356	965	452	456	496	460
Equity Investments	—	—	—	—	—	—	—	—	85	36	6,120	5,587	68	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,231	1,225	997	1,007	292	333	1,289	1,340	46	70	357	241	(170)	(144)	28	22	43	57
Siemens Financial Services (SFS)	188	182	155	156	33	25	188	181	66	77	12,042	11,328	152	(120)	122	143	79	71
Reconciliation to Consolidated Financial Statements
Other Operations	226	735	242	610	22	98	264	708	(13)	(64)	(1,098)	(1,545)	(165)	(161)	12	26	13	24
Siemens Real Estate (SRE)	429	394	96	99	333	295	429	394	45	139	3,578	3,489	4	(32)	25	55	37	39
Corporate items and pensions	32	31	21	30	2	3	23	33	(236)	(315)	(7,415)	(6,483)	(1,341)	(799)	3	12	11	9
Eliminations, Corporate Treasury and other reconciling items	(1,147)	(1,211)	—	—	(1,078)	(1,118)	(1,078)	(1,118)	(263)	(99)	55,921	55,676	(478)	74	(10)	(10)	(15)	(17)

Siemens	22,220	24,242	19,634	18,400	—	—	19,634	18,400	1,735	1,517	97,422	94,463	(1,574)	(217)	632	704	664	643

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets (other than goodwill) and depreciation and impairments of property, plant and equipment, net of reversals of impairments. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method, net of reversals of impairments amount to €44 income and €87 expense for the three months ended December 31, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
Interim financial statements—The accompanying Consolidated Balance Sheet as of December 31, 2008, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three months ended December 31, 2008 and 2007, the Consolidated Statements of Cash Flow for the three months ended December 31, 2008 and 2007 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim consolidated financial statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2008. The interim financial statements apply the same accounting principles and practices as those used in the 2008 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2008, are not necessarily indicative of future results.
Financial statement presentation—In fiscal 2008, Siemens rearranged its organization and streamlined its reporting processes. Information disclosed in the Notes relates to Siemens unless stated otherwise.
Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
2. Acquisitions, dispositions and discontinued operations
a)	Acquisitions
The preliminary purchase price allocation for the Dade Behring acquisition has been completed and the provisional numbers have been confirmed.
b)	Dispositions and discontinued operations

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Former operating segment Communications (Com) — discontinued operation
For information on the disposal of the former operating segment Communications (Com) see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2008. The net results of discontinued operations presented in the Consolidated Statements of Income reflect mainly the former Com activities. These former Com activities consist of the following components:

	Three months ended
	December 31,
	2008	2007
Revenue	14	769
Costs and expenses	(15)	(814)
Loss on measurement to fair value less costs to sell	—	(23)
Gain (loss) related to the contribution of the carrier-related operations to NSN	(2)	9
Loss on disposal of the SEN business	(32)	—

Loss from discontinued operations before income taxes	(35)	(59)

Income taxes corresponding to ordinary activities including the measurement to fair value less costs to sell	1	14
Income taxes corresponding to the gain (loss) related to the contribution of the carrier-related operations to NSN	—	(2)
Income taxes corresponding to the loss related to the contribution of the Siemens Enterprise business to EN	5	—

Loss from discontinued operations, net of income taxes	(29)	(47)

The net result of discontinued operations for the three months ended December 31, 2007 includes legal and regulatory expenses related to Com.
Other Dispositions
At the beginning of October 2008, Siemens completed the transfer of an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction resulted in a preliminary net loss of €118 (including an impairment loss of €78) and additional costs of €21 related mainly to carve-out activities. The expenses were already recognized in the fiscal year 2008.
3. Other operating income

	Three months ended
	December 31,
	2008	2007
Gains on disposals of businesses	35	45
Gains on sales of property, plant and equipment and intangibles	8	112
Other	142	33

	185	190

Other in the three months ended December 31, 2008, includes income related to legal and regulatory matters.
4. Other operating expense

	Three months ended
	December 31,
	2008	2007
Losses on sales of property, plant and equipment and intangibles	(6)	(7)
Losses on disposals of businesses	(4)	(5)
Impairment of goodwill	—	(73)
Other	(107)	(121)

	(117)	(206)

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Other includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities of €(49) and €(93) for the three months ended December 31, 2008 and 2007, respectively.
Impairment of goodwill of €(70) in the three months ended December 31, 2007 relates to the buildings and infrastructure activities of VA Technologie AG acquired in fiscal 2005, which was presented in Other Operations.
5. Financial income (expense), net

	Three months ended
	December 31,
	2008	2007
Income (expense) from pension plans and similar commitments, net	(58)	35
Income (expense) from available-for-sale financial assets, net	(9)	11
Interest income (expense), net	6	(4)
Other financial expense, net	(247)	(20)

	(308)	22

The components of Income (expense) from pension plans and similar commitments, net were:

	Three months ended
	December 31,
	2008	2007
Expected return on plan assets	328	369
Interest cost	(386)	(334)

Income (expense) from pension plans and similar commitments, net	(58)	35

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
The components of Income (expense) from available-for-sale financial assets, net were:

	Three months ended
	December 31,
	2008	2007
Impairment	(29)	(11)
Gains on sales, net	17	7
Dividends received	2	8
Other	1	7

Income (expense) from available-for-sale financial assets, net	(9)	11

Total amounts of interest income (expense) were:

	Three months ended
	December 31,
	2008	2007
Interest income	249	230
Interest expense	(243)	(234)

Interest income (expense), net	6	(4)

Thereof: Interest income (expense) of Operations, net	—	21
Thereof: Other interest income (expense), net	6	(25)
Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Other financial expense, net, in the three months ended December 31, 2008, increased primarily as a result of losses related to derivative financial instruments not designated as hedges.
6. Goodwill

	December 31,	September 30,
	2008	2008
Sectors
Industry	5,030	4,907
Energy	2,168	2,240
Healthcare	8,687	8,617
Cross-Sector Businesses
Siemens IT Solutions and Services	112	123
Siemens Financial Services (SFS)	92	111
Other Operations	6	6

Siemens	16,095	16,004

The net increase in goodwill of €91 during the three months ended December 31, 2008, is attributable to €119 acquisitions and purchase accounting adjustments, offset by €(27) foreign currency adjustments; and €(1) are attributable to dispositions.
7. Other intangible assets

	December 31,	September 30,
	2008	2008
Software and other internally generated intangible assets	2,552	2,492
Less: accumulated amortization	(1,555)	(1,532)

Software and other internally generated intangible assets, net	997	960

Patents, licenses and similar rights	6,584	6,524
Less: accumulated amortization	(2,220)	(2,071)

Patents, licenses and similar rights, net	4,364	4,453

Other intangible assets	5,361	5,413

Amortization expense reported in Income from continuing operations before income taxes amounted to €199 and €196, respectively, for the three months ended December 31, 2008 and 2007, respectively.
8. Debt
Notes and bonds
In the three months ended December 31, 2008, the Company increased its medium-term notes program from €5 billion as of September 30, 2008 to €10 billion as of December 31, 2008. The nominal amount outstanding under the medium term note program was approximately €4.9 billion as of December 31, 2008.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	December 31, 2008			December 31, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	111	67	44	136	76	60
Interest cost	344	213	131	320	193	127
Expected return on plan assets	(313)	(193)	(120)	(374)	(232)	(142)
Amortization of past service cost (benefit)	(1)	—	(1)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(6)	(1)	(5)	(35)	(21)	(14)

Net periodic benefit cost	135	86	49	46	16	30

Germany	86			16
U.S.	38			29
U.K.	9			13
Other	2			(12)
Net periodic benefit cost for the three months ended December 31, 2008, does not include any amounts related to discontinued operations. During the three months ended December 31, 2007, net periodic benefit cost related to discontinued operations were €(17), including €(43) settlement gain as a result from the disposal of the Siemens VDO Automotive (SV) pension liabilities and €26 other net periodic benefit cost of SV and Siemens enterprise networks business.
Contributions made by the Company to its principal pension benefit plans during the three months ended December 31, 2008 and 2007, were €28 and €393, respectively.
Principal pension benefits: Pension obligations and funded status
At the end of the first three months of fiscal 2009, the combined funding status of Siemens’ principal pension plans showed an underfunding of €4.3 billion, compared to an underfunding of €2.5 billion at the end of fiscal 2008. The decline in funding status is due primarily to a significant decrease in the discount rate assumption at December 31, 2008, which increased Siemens’ estimated defined benefit obligation (DBO), and furthermore due to negative effects of service and interest cost on the defined benefit obligation and a negative actual return on plan assets.
10. Shareholders’ equity
Treasury Stock
In the three months ended December 31, 2008, Siemens repurchased a total of 66 shares and sold a total of 894,282 of Treasury Stock. Thereof, 894,274 shares were issued and granted to stock award plan participants.
At the Annual Shareholders’ Meeting on January 27, 2009, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €1.60 per share.

•	the Company to acquire up to 10 % of its capital stock existing at the date of the Shareholders’ resolution, which represents 91,420,342 Treasury shares. The authorization becomes effective on March 1, 2009, and remains in force through July 26, 2010. The previous authorization, granted at the January 24, 2008 Shareholders’ Meeting terminates as of the effective date of the new resolution. The use of treasury stock primarily remained unchanged.

•	the Managing Board, with the approval of the Supervisory Board, to increase capital stock through the issuance of no par value shares registered in the names of the holders and to determine the further content of the rights embodied in the shares and the terms and conditions of the share issue, until January 26, 2014 by up to €520.8 (nominal) through the issuance of up to 173,600 thousand shares against contributions in cash/or in kind (Authorized Capital 2009). Authorized Capital 2004 expired in January 2009 (for further information to the Authorized Capital 2004 see Note 27 to our Consolidated Financial Statements as of September 30, 2008).
•	the Managing Board to issue bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants entitling the holders to subscribe to up to 200,000 thousand new shares of Siemens AG with no par value, representing up to €600 of capital stock (Conditional Capital 2009). The authorization will expire on January 26, 2014. The previous authorization to issue bonds with conversion rights or warrants, which was granted in January 2004, expired in January 2009.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
11. Commitments and contingencies
Guarantees and other commitments
The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2008	2008
Guarantees:
Credit guarantees	449	480
Guarantees of third-party performance	1,614	1,726
Herkules obligations*	3,490	3,890
Other guarantees	3,437	3,435

	8,990	9,531

*	For additional information on the Herkules obligations, see the Company’s Consolidated Financial Statements as of September 30, 2008.
12. Legal proceedings
For information regarding investigations and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2008 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2008 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors,” “Item 4: Information on the Company — Legal Proceedings,” and “Item 15: Controls and Procedures” of the Form 20-F.
Significant developments regarding investigations and other legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F are described below.
Public corruption proceedings
Governmental and related proceedings
On December 15, 2008, Siemens AG announced that legal proceedings against it arising from allegations of bribing public officials were concluded on the same day in Munich, Germany, and in Washington, DC.
The Munich public prosecutor announced the termination of legal proceedings alleging the failure of the former Managing Board of Siemens AG to fulfill its supervisory duties. Siemens agreed to pay a fine of €395. The payment of the fine marks the conclusion of this legal proceeding against the Company by the Munich public prosecutor. The investigations of former members of the Managing Board, employees of the Company and other individuals remain unaffected by this resolution.
In Washington, DC, Siemens AG pleaded guilty in federal court to criminal charges of knowingly circumventing and failing to maintain adequate internal controls and failing to comply with the books and records provisions of the U.S. Foreign Corrupt Practices Act (FCPA). In related cases, three Siemens foreign subsidiaries, Siemens S.A. (Argentina), Siemens Bangladesh Ltd. and Siemens S.A. (Venezuela), pleaded guilty to individual counts of conspiracy to violate the FCPA. In connection with these pleas, Siemens AG and the three subsidiaries agreed to pay a fine of US$450 million to resolve the charges of the United States Department of Justice (DOJ). At the same time, Siemens AG settled a civil action against it brought by the U.S. Securities and Exchange Commission (SEC) for violations of the FCPA. Without admitting or denying the allegations of the SEC complaint, Siemens agreed to the entry of a court judgment permanently restraining and enjoining Siemens AG from violations of the FCPA and to the disgorgement of profits in the amount of US$350 million.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The agreement reflects the U.S. prosecutors’ express recognition of Siemens’ extraordinary cooperation as well as Siemens’ new and comprehensive compliance program and extensive remediation efforts. Based on these facts, the lead agency for U.S. federal government contracts, the Defense Logistics Agency (DLA), issued a formal determination that Siemens remains a responsible contractor for U.S. government business.
Under the terms of the plea and settlement agreements reached in the United States, Siemens has engaged Dr. Theo Waigel, former German federal finance minister, as compliance monitor to evaluate and report, for a period of up to four years, on the Company’s progress in implementing and operating its new compliance programs.
In the fourth quarter of fiscal 2008, the Company accrued a provision in the amount of approximately €1 billion in connection with the discussions with the Munich public prosecutor, the SEC and DOJ for the purpose of resolving their respective investigations. Cash outflows relating to the fines and disgorgements referred to above during the first quarter of fiscal 2009 amounted to €1.008 billion.
As previously reported, in October 2007, the Munich public prosecutor terminated a similar investigation relating to Siemens’ former telecommunications or Communications (Com) Group. Siemens paid €201 in connection with the termination of this investigation. This brings the total amount paid to authorities in Germany in connection with these legal proceedings to €596.
As previously reported, in August 2007, the Nuremberg-Fürth prosecutor began an investigation into possible violations of law in connection with the United Nations Oil-for-Food Program. In December 2008, the prosecutor dismissed charges against all accused.
The Sao Paulo, Brazil, Public Prosecutor’s Office has launched an investigation against Siemens. According to press reports, this may be with regard to suspicious payments relating to the former Com Group in 2000.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. Additional expenses and provisions may need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations.
Civil litigation
As previously reported, an alleged holder of Siemens AG American Depositary Shares filed a derivative lawsuit in February 2007 with the Supreme Court of the State of New York against certain current and former members of Siemens AG’s Managing and Supervisory Boards as well as against Siemens AG as a nominal defendant, seeking various forms of relief relating to the allegations of corruption and related violations at Siemens. The stay agreement with respect to the suit was terminated in December 2008.
Siemens’ response
As previously reported, the Company investigates evidence of bank accounts at various locations, as well as the amount of the funds. Certain funds have been frozen by authorities. During the first quarter of fiscal 2009, the Company recorded immaterial amounts in other operating income from the recovery of funds from certain such accounts.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Antitrust proceedings
As previously reported, in February 2007, the Norwegian Competition Authority launched an investigation into possible antitrust violations involving Norwegian companies active in the field of fire security, including Siemens Building Technologies AS. In December 2008, the Norwegian Competition Authority issued a final decision that Siemens Building Technologies AS had not violated antitrust regulations.
As previously reported, in February 2007, the European Commission launched an investigation into possible antitrust violations involving European producers of power transformers, including Siemens AG and VA Tech, which Siemens acquired in July 2005. The German Antitrust Authority (Bundeskartellamt) has become involved in the proceeding and is responsible for investigating those allegations that relate to the German market. Power transformers are electrical equipment used as major components in electric transmission systems in order to adapt voltages. The Company is cooperating in the ongoing investigation with the European Commission and the German Antitrust Authority. In November 2008, the European Commission finalized its investigation and forwarded its statement of objections to the involved companies.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Tech. The Company and the Competition Authority appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority filed an extraordinary challenge with the Supreme Court based on alleged violations of law.
As previously reported, a suit and motion for approval of a class action was filed in Israel in December 2007 to commence a class action based on the fines imposed by the European Commission for alleged antitrust violations in the high-voltage gas-insulated switchgear market. Thirteen companies were named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleged damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged antitrust violations. At a hearing on December 11, 2008, the plaintiff requested to withdraw from the action and from the motion to certify the action as a class action. The court approved the request and dismissed the action and the motion to certify.
In November 2008, a claim was issued by National Grid Electricity Transmission Plc. (National Grid) in the High Court of England and Wales in connection with the January 24, 2007 decision of the European Commission regarding alleged antitrust violations in the high-voltage gas-insulated switchgear market. Twenty-one companies have been named as defendants, including Siemens AG and Siemens affiliates. National Grid asserts claims in the aggregate amount of approximately £249 million for damages and compound interest. Siemens believes National Grid’s claim to be without merit and intends to contest it.
In December 2008, the Company was informed that the Turkish Competition Authority has opened an investigation into violations of competition law in the area of medical equipment spare parts and service keys.
Other proceedings
In February 2007, the Company announced that public prosecutors in Nuremberg are conducting an investigation of certain current and former employees of the Company on suspicion of criminal breach of fiduciary duties against Siemens, tax evasion and a violation of the German Works Council Constitution Act (Betriebsverfassungsgesetz). The investigation related to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger) and payments made during the period 2001 to 2006 for which Siemens may not have received commensurate services in return. In April 2007, the labor union IG Metall lodged a criminal complaint against unknown individuals on suspicion that the Company breached the provisions of Section 119 of the Works Council Constitution Act by providing undue preferential support to AUB in connection with elections of the members of the Company’s works councils. In November 2008, the Regional Court of Nuremberg-Fürth found a former member of the Managing Board of Siemens AG guilty of criminal breach of fiduciary duty and tax evasion. The Nuremberg-Fürth prosecutor is also conducting an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
As reported, Siemens AG is member of a supplier consortium consisting of Siemens AG and a further consortium consisting of Areva NP SAS and its 100% affiliate Areva NP GmbH. The Company holds a 34% share in Areva NP SAS. The supplier consortium was contracted by Teollisuuden Voima Oyj (TVO) for the nuclear power plant project “Olkiluoto 3” in Finland. The Company’s participation in the project is approximately 27%. The Company’s Areva consortium partners recently announced that they expect the project to be delayed by 38 months. Since the reasons for the delay are disputed by the parties, the supplier consortium filed a request for arbitration in December 2008 against TVO demanding an extension of time for construction and approximately €1 billion for outstanding payments and additional compensation. TVO has not yet filed its response to the request for arbitration, but has alleged in pre-arbitral correspondence that it is entitled to delay damages from the supplier consortium of approximately €2.4 billion.
On November 25, 2008, Siemens announced that the Company and the BenQ Mobile GmbH & Co. OHG Insolvency Administrator had reached a settlement after constructive discussions that began in 2006. In the settlement agreement, Siemens agreed to a gross payment of €300, which was paid in December 2008. However, the settlement is expected to result in a net payment of approximately €255 after taking into account Siemens’ creditor claims. Since Siemens had made a sufficient provision for the expected settlement, the settlement will not have any material negative impact on results of operations for fiscal 2009.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroczlaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director are accused of having manipulated the tender procedure.
For certain legal proceedings information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.
In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its consolidated financial position to be materially affected by the additional legal matters discussed in this paragraph.
13. Share-based payment
Share-based payment plans at Siemens, including the share matching program and its underlying plans as well as the jubilee program which were introduced in fiscal 2009, are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended December 31, 2008 and 2007 amounted to €148 and €58, respectively.
For further information on Siemens’ share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2008.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Stock awards
In the three months ended December 31, 2008, the Company granted 1,992,392 stock awards to 4,156 employees and members of the Managing Board, of which 252,329 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the three months ended December 31, 2008 are:

		Weighted Average
		Grant-Date Fair
	Awards	Value
Non-vested, beginning of period	3,489,768	€67.56
Granted	1,992,392	€37.65
Vested	(881,097)	€55.63
Forfeited	(130,915)	€56.62

Non-vested, end of period	4,470,148	€56.90

Fair value was determined as the market price of Siemens shares less the present value of expected dividends, which resulted in a fair value of €37.65 and €97.94 per stock award granted in November 2008 and 2007, respectively. Total fair value of stock awards granted in the three months ended December 31, 2008 and 2007, amounted to €75 and €72, respectively.
Stock Option Plans
Details on option activity and weighted average exercise prices for the three months ended December 31, 2008 are:

	Three months ended December 31, 2008
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual Term	value (in millions
	Options	Exercise Price	(years)	of €)
Outstanding, beginning of period	5,097,083	€73.60
Options exercised	—	—
Options forfeited	2,374,261	€73.26

Outstanding, end of period	2,722,822	€73.89	1.5	—

Exercisable, end of period	2,722,822	€73.89	1.5	—
Base Share Program
In the first quarter of fiscal 2009, Siemens replaced its previous employee share purchase program by the Base Share Program. Under the Base Share Program, members of the Managing Board and employees of Siemens AG and participating Siemens companies may purchase a limited number of Siemens shares at a preferential price once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The Base Share Program is measured at fair value. In the three months ended December 31, 2008, the Company incurred pre-tax expense of €43, based on a preferential share price of €22 per share and a grant-date fair value of the equity instrument of €25.56 per share. In the three months ended December 31, 2007, under the previous employee share purchase program, the Company incurred pre-tax compensation expense of €27, based on a preferential price of €69.19 per share, and a grant-date fair value of €37.20, per share. Shares purchased under the Base Share Program, grant the right to receive matching shares under the same conditions described below at Share Matching Plan.
Share Matching Plan
In the first quarter of fiscal 2009, the Company introduced the Share Matching Plan to members of the Managing Board and to employees of Siemens AG and Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares at a predetermined price set at the resolution date (investment shares). In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another participating Siemens company until the end of the vesting period. Up to a stipulated date in the first quarter of each fiscal year, employees may order the investment shares, which are issued in the second quarter of the fiscal year. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board and the Supervisory Board of the Company will decide, each fiscal year, whether the Share Matching Plan will be issued again.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Jubilee Share Program
In the three months ended December 31, 2008, Siemens changed its jubilee benefit program, which applies to certain Siemens companies, from cash to share-based compensation including amounts under the previous program. Under the share-based jubilee program, eligible employees are granted a certain number of shares after having been (continuously) employed with the Company for 25 and 40 years (vesting period), respectively. Settlement is in shares only. The share awards are measured at fair value considering biometrical factors. The fair value was determined as the market price of Siemens shares at grant date less the present value of dividends expected to be paid during the years of service until the jubilee date. The weighted average fair value of each share award granted under the jubilee share program for the 25th and the 40th jubilee is €24.47 and €19.18, respectively. In the three months ended December 31, 2008, 4,415,230 jubilee shares were granted.
14. Earnings per share

	Three months ended
	December 31,
(shares in thousands)	2008	2007
Income from continuing operations	1,260	1,078
Less: Portion attributable to minority interest	(27)	(39)

Income from continuing operations attributable to shareholders of Siemens AG	1,233	1,039
Weighted average shares outstanding—basic	862,005	914,098
Effect of dilutive share-based payment	4,842	4,484

Weighted average shares outstanding—diluted	866,847	918,582
Basic earnings per share (from continuing operations)	1.43	1.14
Diluted earnings per share (from continuing operations)	1.42	1.13
15. Segment information
Segment information is presented for continuing operations. Accordingly, current and prior period segment information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2008.
Reconciliation to consolidated financial statements
Reconciliation to consolidated financial statements contains businesses and items not directly related to Siemens’ reportable segments:
Other Operations primarily refers to operating activities not associated with a Siemens segment and certain net assets recently acquired as part of acquisitions for which the allocation to the cash generating units and segments are not yet finalized. In the first half of fiscal 2008, Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Options under this transformation program include integration into Siemens segments, divestment, joint venture or closure.
Siemens Real Estate (SRE), which no longer exists as a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.
Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Other Operations.
Eliminations, Corporate Treasury and other reconciling items comprises consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Measurement — Segments
Accounting policies for Segment Information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2008, except as discussed below. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
Profit of the Sectors, Equity Investments, and Siemens IT Solutions and Services:
Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors, Equity Investments, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, which are not allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.
Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, Equity Investments, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level.
Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.
Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, Equity Investments, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.
Profit of the segment SFS:
Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, Equity Investments, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
Asset measurement principles:
Management determined Assets as a measure to assess capital intensity of the Sectors, Equity Investments and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.
New orders:
New orders are determined principally as estimated revenue of accepted customer purchase orders and order value changes and adjustments, excluding letters of intent.
Free cash flow definition:
Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, Equity Investments, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Amortization, depreciation and impairments:
Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets other than goodwill and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method.
Measurement — Other Operations and SRE
Other Operations follows the measurement principles of the Sectors, Equity Investments, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.
Reconciliation to Siemens’ Consolidated Financial Statements
The following table reconciles total Assets of the Sectors, Equity Investments and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Balance Sheets:

	December 31,	September 30,
	2008	2008
Assets of Sectors	27,917	26,170
Assets of Equity Investments	6,120	5,587
Assets of Cross-Sector Businesses	12,399	11,569

Total Segment Assets	46,436	43,326

Reconciliation:
Assets Other Operations	(1,098)	(1,545)
Assets SRE	3,578	3,489
Assets of Corporate items and pensions	(7,415)	(6,483)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intra-group financing receivables and investments	24,813	27,441
Tax-related assets	3,085	2,734
Liability-based adjustments:
Pension plans and similar commitments	6,296	4,361
Liabilities	39,971	42,415
Assets classified as held for disposal and associated liabilities	3	17
Eliminations, Corporate Treasury, other items	(18,247)	(21,292)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	55,921	55,676

Total Assets in Siemens’ Consolidated Balance Sheets	97,422	94,463

In the three months ended December 31, 2008 and 2007, Corporate items and pensions in the column Profit includes €(166) and €(338), respectively, related to corporate items, as well as €(70) and €23, respectively, related to pensions. In the three months ended December 31, 2008 and 2007, Corporate items include fees amounting to €(49) and €(93), respectively, for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

			Net cash provided by		Additions to intangible
			(used in) operating		assets and property,		Amortization,
	Free cash flow		activities		plant and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments

	Three months ended		Three months ended		Three months ended		Three months ended
	December 31,		December 31,		December 31,		December 31,
	2008	2007	2008	2007	2008	2007	2008	2007
Segment Information - based on continuing operations	(1,574)	(217)	(942)	487	(632)	(704)	664	643
Discontinued operations	(77)	(584)	(77)	(480)	—	(104)	—	24
Impairment*	—	—	—	—	—	—	(44)	87

Siemens Consolidated Statements of Cash Flow	(1,651)	(801)	(1,019)	7	(632)	(808)	620	754

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method, net of reversals of impairment — continuing operations.
In the three months ended December 31, 2008, Amortization, depreciation and impairments as well as the income statement line item income from investments accounted for under the equity method, net includes income of €51 related to the reversal of a previously recognized impairment of an investment.
16. Related party transactions
Joint ventures and associates
The Company has relationships with many of its joint ventures and associates in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms. The Company’s principal joint ventures and associates as of December 31, 2008 are Nokia Siemens Networks B.V. (NSN), BSH Bosch und Siemens Hausgeräte GmbH and Areva NP. In the three months ended December 31, 2008, there were sales of goods and services and other income from transactions with related parties, as well as purchases of goods and services and other expense from such transactions. There were also receivables from and liabilities to related parties as of December 31, 2008.
For information regarding the funding of our principal pension plans refer to Note 9.
Related individuals
In the first three months ended December 31, 2008, no major transactions took place between the Company and members of the Managing Board and the Supervisory Board.
Some of the members of the Company’s Supervisory Board and Managing Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of our business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.
17. Subsequent events
In January, 2009, Siemens announced that it will terminate the Shareholders Agreement of the joint venture Areva NP S.A.S., effective latest by January 30, 2012 and sell its 34% interest in Areva NP S.A.S. to the majority shareholder Areva S.A. under the terms of a put agreement. The investment is accounted for under the equity method and held by the Energy Sector. The transaction is subject to the approval of antitrust authorities.

SIEMENS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Supervisory Board member and remuneration changes and Managing Board changes
Supervisory Board member and remuneration changes
Effective as of the conclusion of the Annual Shareholders’ Meeting on January 27, 2009, Mr. Ralf Heckmann left the Supervisory Board. In his place, by court resolution, Mr. Hans-Jürgen Hartung was appointed as member of the Supervisory Board.
Regarding the components of the Supervisory Board remuneration see Siemens’ Annual Report for the fiscal year ended September 30, 2008. A resolution was passed at the Annual Shareholder’s Meeting on January 27, 2009, to increase the variable compensation components of the Supervisory Board members as of October 1, 2008; the fixed compensation component remains unchanged. The revised long-term compensation component is now €250 for each 1 cent by which the average earnings per share as disclosed in the Consolidated Financial Statements for the three previous fiscal years exceed the amount of €2.00 (minimum amount). The minimum amount is increased annually by 10% beginning with the fiscal year starting on October 1, 2009. Payments will be made annually. The Chairman of the Supervisory Board receives triple, and each Deputy Chairman 1.5 times the amounts of the fixed, short- and long-term compensation of an ordinary member. Members of the Audit Committee and the Chairman’s Committee receive an additional one-half; their chairmen an additional full rate, members of the Compliance Committee and the Finance and Investment Committee receive an additional one-forth, their chairmen an additional one-half of the fixed, short- and long-term compensation of an ordinary member. In addition, Euro thousand attendance fee will be paid to each member for each meeting of the Supervisory Board and its committees they attend. Total remuneration of the chairman of the Supervisory Board shall not exceed four times the amounts of the fixed, short- and long-term compensation of an ordinary member. If a Supervisory Board member fails to attend a meeting, one-third of total remuneration is reduced by the percentage of meetings the member has not attended compared to the total number of meetings held in the fiscal year. The members of the Supervisory Board are reimbursed for expenses incurred and for sales taxes to be paid on their remuneration. In addition, Supervisory Board members will be included in an insurance policy maintained by the Company that will provide reasonable coverage for personal liability for financial loss associated with supervisory or management functions. Premiums for this insurance policy will be paid by Siemens.
Managing Board changes
Effective November 17, 2008, Ms. Barbara Kux was appointed as member of the Managing Board of Siemens AG. Mr. Jim Reid-Anderson resigned from the Managing Board of Siemens AG effective November 30, 2008.

Review report
To Siemens Aktiengesellschaft, Berlin and Munich
We have reviewed the condensed interim consolidated financial statements of Siemens Aktiengesellschaft, Berlin and Munich (the Company) - comprising the balance sheet, the statements of income, income and expense recognized in equity and cash flow and selected explanatory notes - together with the interim group management report of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2008 to December 31, 2008 that are part of the quarterly financial report according to § 37x Abs. 3 WpHG. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review. In addition we have been instructed to issue a report as to whether no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with full IFRS.
We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) under additional consideration of International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with full IFRS, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.
Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with full IFRS, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, February 2, 2009

Ernst & Young AG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft

Prof. Dr. Pfitzer Wirtschaftsprüfer	Krämmer Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2009	Fiscal year 2008
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenue (in millions of €)(1)	19,634	21,651	19,182	18,094	18,400
Income from continuing operations
(in millions of €)	1,260	(1,259)	1,475	565	1,078
Net income (in millions of €)	1,230	(2,420)	1,419	412	6,475
Free cash flow (in millions of €)(1) (2)	(1,574)	2,786	1,547	1,623	(217)

Key capital market data

Basic earnings per share(1)	1.43	(1.51)	1.61	0.59	1.14
Diluted earnings per share(1)	1.42	(1.51)	1.61	0.59	1.13

Siemens stock price(3)
High	63.73	79.38	77.10	107.29	108.86
Low	35.52	64.91	67.90	66.42	89.75
Period-end	52.68	65.75	70.52	68.65	108.86
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	(2.37)	2.39	4.51	(16.74)	10.28
Compared to Dow Jones STOXX®index	2.24	4.33	6.51	(20.14)	16.10

Number of shares issued (in millions)	914	914	914	914	914

Market capitalization (in millions of €)(4)	45,434	56,647	61,840	61,399	99,452

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by operating activities less additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

Siemens financial calendar*

Second-quarter financial report and Semiannual Press Conference	Apr. 29, 2009
Third-quarter financial report	July 30, 2009
Annual Press Conference	Dec. 3, 2009
Annual Shareholders’s Meeting for fiscal 2009	Jan. 26, 2010

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet          www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2009 by Siemens AG, Berlin and Munich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 2, 2009	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling